EXHIBIT D-2

FEES PAID TO NB MANAGEMENT
(Pursuant to Management, Administration and Distribution Agreements
between the Trust on behalf of each Fund and NB Management)

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NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
(fees paid under each agreement for fiscal year ended December 31, 2008)
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Fund	Management fee	Class	Administration	Distribution
Balanced Portfolio	$286,989	I	$156,540	$0
Growth Portfolio	$704,408	I	$384,222	$0
Guardian Portfolio	$814,259	I	$308,421	$0
		S	$135,720	$113,100
International Portfolio	$3,940,325	S	$1,420,096	$0
Mid-Cap Growth Portfolio	$3,349,902	I	$1,733,397	$0
		S	$168,979	$0
Partners Portfolio	$2,189,292	I	$1,216,755	$0
Regency Portfolio	$1,538,309	I	$427,929	$0
		S	$418,041	$348,368
Short Duration Bond Portfolio	$1,399,998	I	$2,270,345	$0
Small-Cap Growth Portfolio
(formerly Fasciano Portfolio)	$199,813	S	$70,522	$58,768
Socially Responsive Portfolio	$2,209,487	I	$1,018,771	$0
		S	$223,668	$186,390

D-2